QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

STEEL DYNAMICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	2003	2004	2005	2006	2007
Interest expense, including amortization of debt issuance costs	$38,568	$45,355	$39,547	$37,492	$60,526
Capitalized interest	7,820	6,935	730	1,686	13,717

Fixed charges (a)	46,388	52,290	40,277	39,178	74,243
Income before taxes and extraordinary items	75,437	475,033	360,626	631,555	630,238
Amortization of capitalized interest	3,859	3,729	4,073	4,814	5,069
Less capitalized interest	(7,820)	(6,935)	(730)	(1,686)	(13,717)

Adjusted earnings (b)	117,864	524,117	404,246	673,861	695,833

Ratio (b) / (a)	2.54x	10.02x	10.04x	17.20x	9.37x

        For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

QuickLinks

  EXHIBIT 12.1
STEEL DYNAMICS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)